Exhibit 12

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Earnings include income before income taxes plus fixed charges less capitalized interest. Fixed charges include interest and one-third of rent expense (representing the estimated interest component of operating leases). The dollar amount of the deficiency in earnings to fixed charges was $95.4 million for the nine months ended September 30, 1996.